October 9, 2024

Ronnie Ka Wah Hui
Chief Executive Officer
Currenc Group Inc.
410 North Bridge Road
SPACES City Hall
Singapore

       Re: Currenc Group Inc.
           Registration Statement on Form S-1
           Filed September 30, 2024
           File No. 333-282408
Dear Ronnie Ka Wah Hui:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Zalak Raval